Form C

Cover Page

Name of issuer:

America's Trains Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: WY
Date of organization: 3/15/2013

Physical address of issuer:

1478 Elkins Lake
Huntsville TX 77340

Website of issuer:

http://americantrainvacations.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class B Common Stock

Target number of securities to be offered:

83,334

Price:

$0.70000

Method for determining price:

Dividing pre-money valuation of $1,104,978 (or $947,124 for investors in the first $50,000.40) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.40

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$249,999.50

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$901,798.00	$896,889.00
Cash & Cash Equivalents:	$16,139.00	$13,122.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$205,255.00	$149,085.00
Long-term Debt:	$469,500.00	$469,500.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($67,458.00)	($68,588.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

America's Trains Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
P Barry Jones	CEO	America's Trains Inc.	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
P Barry Jones	CEO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Peter Barry Jones	690375.0 Class A Common Stock	74.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> ATs cars are pulled as part of Amtrak trains pursuant to a private car movement contract, by regional passenger trains, and by major freight railroads to the extent that movement agreements as may be finalized. If a pandemic, weather or any other cause or occurrence unexpectedly prevents them from pulling our cars it could interrupt service and result in revised Journeys itineraries. Pursuant to ATs terms and conditions, passengers waive all rights to all claims against ATs for any related disruptions, inconvenience or loss. Alternative ways to pull our cars include an exclusive Amtrak or regional railroad engine that only pulls ATs cars, and major freight railroad engines at such time as related arrangements are finalized. The cost of exclusive engines is higher but is in great part offset by elimination of switch engine expenses at layover locations. Business interruption insurance can mitigate related loss of revenue risks.
>
> Private company Securities have numerous transfer restrictions with no secondary market on which to sell them; therefore, ATs Class B shareholders could be left holding the Securities in perpetuity. However, ATs is already aware of significant entities having an interest in a relationship that could include future equity financing and possible conversion of the Securities as part of a liquidity event, such as the sale of ATs or conversion of present stock into public trading stock by an IPO or otherwise. No such relationship is pending at this time, there is no related trading market for the Company's securities, and there is no assurance that any such transaction will occur.
>
> Unexpected faltering individual Journey or Train'Share sales would typically result in undesirable reductions of revenue and net earnings. However, (1) each of these products should be able to absorb/sell Journeys that were not sold by the other preventing a significant reduction in total revenue, (2) favorable earnings would be expected if only one of the two primary products were sold, and (3) adequate profits can occur if gross revenue is less than 50% of projections because many expenses/costs are income related, occurring when revenue is received.
>
> Success of the business depends on effective management and other personnel. Loss of key persons and their particular skills could create operating problems that deter successful business growth. However, related preemptive actions include sources of personnel backups in areas where such risk might occur. Based on a plan for the promotion of existing employees to support expanded operations, each employee, from car crew cleaners to the V.P. Operations will be able to step up and effectively perform duties at the next level. There our ample qualified personnel available to fill vacant positions.
>
> Although they are striving to improve on time performance, Amtrak en route conflicts with freight railroad use of tracks may continue to cause schedule delays. However, Journey by Rail passengers waive rights to make any claims against ATs for related disruptions, inconvenience or loss. Also, ATs reminds passengers that they are on a vacation that might include unavoidable timetable disruptions.
>
> Travel and vacation suppliers can experience loss of revenue when vacation travel is impacted by pandemics like Covid-19. However, business interruption insurance can mitigate related loss of revenue risks; and, ATs Journey by Rail capacity and other characteristics provide relatively ideal vacation circumstances for the avoidance of contagious illness. The small number of and low passenger density on each Journey allows polite preclusion of passengers that may have a contagious illness. A prevention plan and stringent related crew member training will deter existence of health risks on rail cars, and at en-route layovers. This includes non-intrusive safeguards to prevent contamination on Cars and transmission of contagious ailments between passengers, a pre-Journey passenger healthiness confirmation, considering communicable illness conditions where passengers live or just came from, possible basic health checks when first boarding Cars, thorough on-Car disinfecting and hygiene criterion, preemptive procedures at layover locations and other proactive preventative measures to eliminate related passenger concerns.
>
> Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 80% for rail car acquisition and improvements, 10% for related administration and support, 7.5% towards Wefunder fees, and 2.5% towards funding costs.

If we raise: **$250,000**

Use of Proceeds: 81% for rail car acquisition and improvements, 10% for related administration and support, 7.5% towards Wefunder fees, and 1.5% towards itinerary planning.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $1,104,978 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

America's Trains Inc. is offering up to 369,048 Class B Shares, at a price per share of $0.70.

Investors in the first $50,000.40 of the offering will receive stock at a price per share of $0.60, and a pre-money valuation of $947,124.

The campaign maximum is $249,999.50 and the campaign minimum is $50,000.40.

Reimbursement of investment: Advance payments to Class B shareholders provide full reimbursement of their investment ("Reimbursement") before Class A shareholders receive any share of ATs' profits, by dividend payment or otherwise, while retaining ownership of their Class B shares and all related benefits. Advance payments are eventually recovered by ATs
from Class B share dividends.

Preferred dividend payments: Until they receive full Reimbursement, in addition to normal Class B share dividends, dividends owed to Class A shareholders will also be paid to Class B shareholders as an advance payment of future Class B share dividends, and payment of dividend amounts due to Class A shareholders are delayed ("Delayed Dividends"). After Class B shareholders receive full Reimbursement, in addition to normal Class A share dividend amounts, Class A shareholders are paid Class B shareholder dividends plus any and all other cash amounts owed to Class B shareholders by ATs, excluding vacation Credits, until Class A shareholders receive an amount equal to the Delayed Dividends that were previously paid to Class B shareholders for Reimbursement.
Thereafter, equal dividends are paid for Class A and Class B shares.

Full Reimbursement: If Reimbursement has not yet paid in full, 901 days after a Subscription Agreement has been executed, ATs will pay Class B shareholders the balance of the Reimbursement that is owed, as an advance of future Class B share dividends. After Delayed Dividends have been paid in full to Class A shareholders, ATs will recover the Reimbursement Balance by retaining all future dividends owed to Class B shareholders until the full Reimbursement Balance is recovered.

ATs stock buyback: Between 730 and 760 days after the date that a related Subscription Agreement was executed, Class B shareholders can give notice to ATs that they want to sell all (not some of) their Class B shares back to ATs. In this event, ATs will buy them back for a price equal to 130% of the purchase price less the amount of Reimbursement paid to date, payable no later than 790 days after the date that a related Subscription Agreement was executed.

Anti-dilution: To avoid dilution of the percent of total ATs earnings attached to a shareholder's Class B shares, buyers of 10,000 or more Class B shares have a right to maintain their percentage ownership of the earnings of the Company by purchasing an additional proportionate number of shares of any future stock issue.

Vacation Bonus: Until a total investment of $50,000 occurs, Class B share investors receive cash vacation credits ("Credits") for use as payment towards up to 60% of the lowest current published price of available Journeys by Rail, or a choice of other vacations ("Other Vacations") as may be available from a timeshare vacation exchange entity selected by ATs. The percent amount of Credits is based on the amount invested, the greater the investment the greater the percentage, starting at 50% for a $1,000 investment and increasing by 1% for each subsequent $1,000 invested, up to 64% and a $9,600 Credit for a $15,000 investment. Credits can be used for any available Journey by Rail or Other Vacations and are subject to normal terms and conditions of suppliers and providers. Investors are responsible for fees charged to use or reserve Other Vacations, which should be nominal, if any. ATs is responsible for provision of Other Vacations. Reservations for Journeys or Other Vacations are made directly with ATs reservation centers. Class B shareholders waive their right to any and all claims against providers and suppliers of Other Vacations related to payment, availability and delivery. If preferred vacations or dates are not available, Class B shareholders must select an alternative vacation or date. Credits are cancelled if Class B shares are sold and must be used for Journeys or other vacations within three years.

Available Journey by Rail use: All Class A and Class B shareholders can purchase Journeys by Rail that might come available within 14 days of departure because of cancellations or otherwise, at a price equal to 35% of the price of the Journey, as published on the shareholder page(s) of ATs' web site, on a first come first serve basis. There is no availability guarantee. Credits cannot be used as payment.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

The attached Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sistersibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B	2,000,000	0	Yes ⌄
Class A common shares	50,000,000	1,238,540	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	340,000 Class A shares

Describe any other rights:

Preferred rights to liquidation proceeds: In the unexpected event that ATs asset liquidation occurs, Class B shareholders have preferred rights to net liquidation proceeds equal to the price paid for Class B shares less Reimbursement that has been paid and less the cash value of vacations Credits that have been used, ahead of Class A shareholders, subject to prior rights of other lien holders or creditors; plus, any additional declared but unpaid dividends.

Class A and Class B stock conversion rights are: In the event that the Company is party to any merger, amalgamation, acquisition, reorganization, consolidation or conversion by a single or series of transactions with any other corporation, person or entity ("Conversion") that does or does not include immediate or eventual conversion of ATs shares to public company stock, each Class A share will be converted into three and each Class B share will be converted into one unit, share, or such other included right(s) so that a ratio of three for Class A shares and one for Class B shares occurs. No such conversion is pending at this time, there is no related trading market for the Company's securities, and there is no assurance that any such transaction will occur.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	IFE Leasing
Issue date	08/14/18
Amount	$450,000.00
Outstanding principal plus interest	$442,500.00 as of 09/30/20
Interest rate	4.0% per annum
Maturity date	07/22/22
Current with payments	Yes

Rail car financing; capitalized lease/purchase agreement.

Loan

Lender	P. Barry Jones
Issue date	12/30/19
Amount	$107,000.00
Outstanding principal plus interest	$107,000.00 as of 08/31/20
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes

Shareholder advance/loan, all or a portion to be paid with Class A share options.

Loan

Lender	P. Barry Jones
Issue date	08/30/20
Amount	$27,000.00

Outstanding principal plus interest	$27,000.00 as of 08/30/20
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes

May be repaid with Class A shares options.

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Section 4(a)(2)	Common stock	$119,645	General operations
12/2019	Section 4(a)(2)	Common stock	$42,029	General operations
12/2019	Section 4(a)(2)	Common stock	$456,438	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  1. any director or officer of the issuer;
  2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
  4. or (4) any immediate family member of any of the foregoing persons.

  ☑ Yes
  ☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	P. Barry Jones
Amount Invested	$107,000.00
Transaction type	Loan
Issue date	12/30/19
Outstanding principal plus interest	$107,000.00 as of 08/31/20
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes
Relationship	CEO

Name	P. Barry Jones
Amount Invested	$456,438.00
Transaction type	Priced round
Issue date	12/30/19
Relationship	CEO

Name	Tonjaha Broeske(Jones), Peter Jones, Douglas Jones, Micth Anders
Amount Invested	$42,029.00
Transaction type	Priced round
Issue date	12/30/19
Relationship	CEO's family

Name	P. Barry Jones
Amount Invested	$27,000.00
Transaction type	Loan
Issue date	08/30/20
Outstanding principal plus interest	$27,000.00 as of 08/30/20
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We luxuriously rebuild retired passenger rail cars, operate them throughout the USA and into Canada on 5 to 8 night Journey by Rail vacations in collaboration with Amtrak, selling: (1) individual (single) Journeys direct and through selected travel agencies; (2) Train'Shares (timeshares) supported by RCI the world's largest vacation exchange company with 3,000,000 members; (3) fractional interest (shared) ownership of individual self sufficient cars; and (4) related goods/services.

In 5 years, we hope to dominate the U.S. train vacation market, with en-route layovers, on up to 38 cars with 140 bedrooms and lounges, bars, dining facilities and entertainment amenities, eventually operating on about 12 routes at the same time with annual gross revenue exceeding $84 million in year 5. Based on cost effective operations and a growing demand for American luxury and train vacations, forecasts include high margin earnings exceeding the success of luxury foreign trains. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

America's Trains Inc. was incorporated in the State of Wyoming in March 2013.

Since then, we have:

Past, combined achieved milestones related to development, planning and preparation necessary to sell and provide Journeys by Rail and related individual Journey vacation, Train'Share and fractional interest ownership products include legal and other documentation, rail car selection, government requirements, licensing, routes and itineraries, initial promotional materials, administrative procedures, on-car service procedures, menus, layover services, off-car passenger tours and activities, on board services, personnel training, insurance issues, security matters, key strategic and tactical business collaborations, car repairs and improvement capabilities, operational parts sourcing, operating manuals, preparing primary and secondary travel industry selling outlets for the sale of individual Journeys by Rail, Train'Share and fractional interest sales capabilities, travel industry relationships, timeshare industry relationships, railroad industry relationships, initial capitalization, acquisition and repair of the first rail car, Amtrak certification of the first car, and many related requirements.

In the next two years, we hope we hit the following milestones:

- Funding: Raising an initial minimum amount of capital to replace expected

funding sources lost due to Covid-19.

- Move the Sunflower: Moving the Amtrak certified car Sunflower to North Texas producing promotional videos by drones and otherwise while en route as part of an Amtrak train.

- Sunflower enhancements: Extra time available because of Covid-19 delays will be used to complete further interior work and enhancements of the Sunflower which should make it the world's preeminent passenger rail car.

- Public relations exposure: The start of product and brand promotion through media and editorial exposure.

- Initial sales, individual Journeys: In addition to direct in-house sales, the post Covid-19 restart of marketing for and advance sales of individual Southern Comfort Journeys on the Sunflower by selected existing retail travel outlets.

- Initial sales, Train'Shares: Initial introduction of in-house Train'Share sales.

- Train'Share sales expansion: Final selection and training of contracted outside selling entities will be completed and they plan to start selling Train'Shares.

- Promotion expansion: Implementation of promotional activities leading up to an ATs Journey by Rail service launch event in 2021, and continuing thereafter, taking advantage of significant publicity opportunities.

- Sunflower operation: The Sunflower will begin service on eight day seven night Southern Comfort routes, continuing until the 2nd car, the Magnolia, enters service. Operational fine tuning will be carried out. Because they are close to key personnel and maintenance facilities, Southern Comfort routes are easily accessed.

- Positive cash flow: An expected (but not guaranteed) start of positive cash flow start when the Sunflower starts service.

- Sales expansion: Individual Journey and Train'Share sales plans to be expanded as required to fill the 2nd car, the Magnolia, a two level car with 6 bedrooms, lounges and limited dining facilities.

- Corporate development: Discussions with major entities having an investment and/or ownership interest in America's Trains that were curtailed because of Covid-19 will be restarted.

- The 2nd car, the Magnolia: Expected completion of improvements to the Magnolia.

- Magnolia operations: The Magnolia will begin service, traveling with the Sunflower on eastern USA routes. Routes are subject to change based on evolving demand criterion.

- Marketing and sales expansion: we hope Domestic and international promotion will be expanded to increase brand recognition and worldwide sales capabilities that support high long term occupancy and peak fare pricing.

- The 3rd car, the Violet: Improvements to the Violet, a 5 bedroom sleeping car, are planned to be completed.

- The 4th cars, the Hibiscus: Improvements to the Hibiscus, a full service dining, lounge dome car with 3 bedrooms, should be completed.

- Violet and Hibiscus operations: The Violet and Hibiscus are expected to begin service, traveling together on west coast routes. Routes are subject to change based on evolving demand criterion.

- Additional cars: The 5th and 6th cars will hopefully be acquired, improved and made ready for service.

- The above milestones cannot be guaranteed.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.

- *Assets.* As of December 31, 2020, the Company had total assets of $901,798, including $16,139 in cash. As of December 31, 2019, the Company had $896,889 in total assets, including $13,122 in cash.

- *Net Loss.* The Company has had net losses of $67,458 and $68,588 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $674,755 for the fiscal year ended December 31, 2020 and $618,585 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $618,112 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, we hope to have an indefinite runway.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 5 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

America's Trains Inc. cash in hand is $3,600, as of September 2020. An additional $170,000 is available at such time that Class A share options are paid for. An additional $21,000 is available from shareholders by a prearranged right to use their debit/credit cards to the extent necessary when appropriate. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,500/month, for an average burn rate of $7,500 per month. Our intent is to be profitable in 7 months.

In addition to cash on hand and available, economical commercial equipment (rail car) financing may be used.

Covid-19 has altered our business schedule, without incurring any significant operating difficulties or lasting hardships, and with some advantages. Operations were prudently put on temporary hold, but have now been rescheduled to optimize post Covid-19 progress. Covid-19's impact includes: (1) loss of expected equity financing and related cash on hand, which opened the door to the present alternative Class B share offering; (2) sales activities were postponed, with related loss of revenue, but are now being implemented; (3) expenses were reduced to minimize the monthly burn rate; (4) staffing was put on hold and will be renewed to coincide with future operating timetables and requirements; (5) improvements to rail cars have been rescheduled to comply with expected revised timetables, when departures will start, and new capitalization expectations; which, (6) delayed Rail car preparation expense based on when departures could start, which is expected to be by Spring of 2021.

After considering Covid-19 factors, marketing and sales are being restarted. Most related advance sale revenue is held in trust until related departure dates. Some revenue will be available for use when we can confirm departure dates based on Amtrak's post Covid-19 renewal dates for suspended services, which should be within a few months; or alternatively, if and when we make itinerary changes. Some revenue is held and not recognized or <u>available</u> for use until certain times before departure dates.

We believe we'll need a minimum of $50,000 to go to market with slower growth; up to $250,000 to go to market with faster growth; and up to $1,000,000 for optimum growth. Circumstances include finalization of an initial departure date which is based on Amtrak's renewal of some suspended routes in response to Covid-19 expectations. An alternative is that we revise our itineraries. And, related availability of sales revenue for growth purposes.

Cumulative <u>available</u> revenue within 6 months is $120,000, increasing by about $286.000 in month 7 when Journey services are expected to start and advance sale revenue is available for operating purposes, up to a cumulative sum of $406,000 in month 7. Cumulative expenses within 6 months are $105,000, increasing by $217,000 in month 7 when Journey services are expected to start, up to a cumulative sum of about $322,000. These figures are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.>

Refer to Appendix C, Financial Statements

I, P Barry Jones, certify that:

(1) the financial statements of America's Trains Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of America's Trains Inc. included in this Form reflects accurately the information reported on the tax return for America's Trains Inc. filed for the most recently completed fiscal year.

P Barry Jones
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered

from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the

Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://americantrainvacations.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird America's Trains Subscription Agreement
    America's Trains Subscription Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

Appendix D: Director & Officer Work History

P Barry Jones

Appendix E: Supporting Documents

America_s_Trains_Term_Sheet.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird America's Trains Subscription Agreement

America's Trains Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

P Barry Jones

Appendix E: Supporting Documents

America_s_Trains_Term_Sheet.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

America's Trains Inc.

By

Barry Jones

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Barry Jones

CEO

3/15/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on

the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.